SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

5 November 2014

Aviva plc Preference Shares of £1 each

Aviva declares payment of the following dividend.

Title of Security	8 3/8% Cumulative Irredeemable Preference shares of £1
Half year period to	31 March 2015
Rate per cent actual/ Amount payable in cash per share	4.1875% per share NET
Rate of tax deduction/ credited	1/9th
Date and time by which Transfer must be lodged with the Company for transferees to receive this dividend	6 March 2015
Date of dividend payment	31 March 2015

Aviva plc - Provisional 2015 Dividend Calendar

Please note that the dates below are provisional and may be subject to change.

Ordinary Shares of 25 pence each

Final Dividend for 2014
Record date	10 April 2015
Dividend payment date	15 May 2015

Interim Dividend for 2015
Record date	9 October 2015
Dividend payment date	17 November 2015

Preference Shares

8 ¾ % pref. shares - Payment 1
Record Date	5 June 2015
1st Payment Date	30 June 2015

8 ⅜ % pref. shares - Payment 2
Record Date	4 September 2015
2nd Payment Date	30 September 2015

8 ¾ % pref. shares - Payment 2
Record Date	4 December 2015
2nd Payment Date	31 December 2015

Enquiries:

Liz Nicholls - Assistant Company Secretary
Tel: 020 7662 8358

Aviva plc
St Helen's, 1 Undershaft
London EC3P 3DQ

Registered in England
Number 2468686

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 05 November, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary